CUSIP No. 942749 10 2                  13G                          Page 1 of 29
          -----------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No.  17 )*
                                              ----

                             WATTS INDUSTRIES, INC.
                             ----------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.10 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   942749 10 2
                                   -----------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 942749 10 2                  13G                          Page 2 of 29
          -----------

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. identification no. of above person

         Timothy P. Horne
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group     (a) |X|
                                                              (b) |_|

--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
  Number of       5.       Sole Voting Power
                           7,056,923
   Shares
                  --------------------------------------------------------------
Beneficially      6.       Shared Voting Power
                           1,431,740
  Owned by
                  --------------------------------------------------------------
    Each          7.       Sole Dispositive Power
                           2,660,543
  Reporting
                  --------------------------------------------------------------
   Person         8.       Shared Dispositive Power
                           4,742,280
    With
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         8,488,683
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes
         Certain Shares                                           |_|

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9

         31.9%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         IN
--------------------------------------------------------------------------------

CUSIP No. 942749 10 2                  13G                          Page 3 of 29
          -----------

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. identification no. of above person

         Daniel J. Murphy, III
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group     (a) |X|
                                                              (b) |_|

--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
  Number of       5.       Sole Voting Power
                           36,239
   Shares
                  --------------------------------------------------------------
Beneficially      6.       Shared Voting Power
                           1,086,240
  Owned by
                  --------------------------------------------------------------
    Each          7.       Sole Dispositive Power
                           36,239
  Reporting
                  --------------------------------------------------------------
   Person         8.       Shared Dispositive Power
                           1,086,240
    With
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,122,479
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes
         Certain Shares                                           |_|

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9

         5.6%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         IN
--------------------------------------------------------------------------------

CUSIP No. 942749 10 2                  13G                          Page 4 of 29
          -----------

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. identification no. of above person

         George B. Horne
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group     (a) |X|
                                                              (b) |_|

--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
  Number of       5.       Sole Voting Power
                           None
   Shares
                  --------------------------------------------------------------
Beneficially      6.       Shared Voting Power
                           250,000
  Owned by
                  --------------------------------------------------------------
    Each          7.       Sole Dispositive Power
                           None
  Reporting
                  --------------------------------------------------------------
   Person         8.       Shared Dispositive Power
                           2,070,500
    With
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         2,070,500
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes
         Certain Shares                                           |_|

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9

         9.9%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         IN
--------------------------------------------------------------------------------

CUSIP No. 942749 10 2                  13G                          Page 5 of 29
          -----------

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. identification no. of above person

         Daniel W. Horne
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group     (a) |X|
                                                              (b) |_|

--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
  Number of       5.       Sole Voting Power
                           1,650
   Shares
                  --------------------------------------------------------------
Beneficially      6.       Shared Voting Power
                           None
  Owned by
                  --------------------------------------------------------------
    Each          7.       Sole Dispositive Power
                           1,650
  Reporting
                  --------------------------------------------------------------
   Person         8.       Shared Dispositive Power
                           1,335,065
    With
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,336,715
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes
         Certain Shares                                           |_|

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9

         6.6%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         IN
--------------------------------------------------------------------------------

CUSIP No. 942749 10 2                  13G                          Page 6 of 29
          -----------

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. identification no. of above person

         Deborah Horne
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group     (a) |X|
                                                              (b) |_|

--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
  Number of       5.       Sole Voting Power
                           None
   Shares
                  --------------------------------------------------------------
Beneficially      6.       Shared Voting Power
                           None
  Owned by
                  --------------------------------------------------------------
    Each          7.       Sole Dispositive Power
                           None
  Reporting
                  --------------------------------------------------------------
   Person         8.       Shared Dispositive Power
                           1,336,715
    With
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,336,715
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes
         Certain Shares                                           |_|

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9

         6.6%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         IN
--------------------------------------------------------------------------------

CUSIP No. 942749 10 2                  13G                          Page 7 of 29
          -----------

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. identification no. of above person

         Peter W. Horne
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group     (a) |X|
                                                              (b) |_|

--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
  Number of       5.       Sole Voting Power
                           170,475
   Shares
                  --------------------------------------------------------------
Beneficially      6.       Shared Voting Power
                            None
  Owned by
                  --------------------------------------------------------------
    Each          7.       Sole Dispositive Power
                           170,475
  Reporting
                  --------------------------------------------------------------
   Person         8.       Shared Dispositive Power
                           1,085,840
    With
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,256,315
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes
         Certain Shares                                           |_|

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9

         6.3%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         IN
--------------------------------------------------------------------------------

                            STATEMENT ON SCHEDULE 13G

Item 1(a).  Name of Issuer.*
            --------------

                  Watts Industries, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.
            -----------------------------------------------

                  815 Chestnut Street
                  North Andover, MA  01845

Item 2(a).  Names of Persons Filing.
            -----------------------

                  Timothy P. Horne
                  Daniel J. Murphy, III
                  George B. Horne
                  Daniel W. Horne
                  Deborah Horne
                  Peter W. Horne


Item 2(b).  Address of Principal Business Office or, if none, Residence.
            ------------------------------------------------------------

                  Watts Industries, Inc.
                  815 Chestnut Street
                  North Andover, MA  01845

Item 2(c).  Citizenship.
            -----------

                  United States

Item 2(d).  Title of Class of Securities.
            ----------------------------

                  Class A Common Stock, par value $.10 per share

--------------------
* Unless otherwise indicated, information contained in an Item pertains to all members of the group making this filing.

Item 2(e).  CUSIP Number.
            ------------

      942749 10 2

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
        -------------------------------------------------------------------
        check whether the person filing is a:
        -------------------------------------

      (a)   |_|   Broker or Dealer registered under Section 15 of the Act.

      (b)   |_|   Bank as defined in Section 3(a)(6) of the Act.

      (c)   |_|   Insurance Company as defined in Section 3(a)(19) of the Act.

      (d)   |_|   Investment Company registered under Section 8 of the
                  Investment Company Act.

      (e)   |_|   Investment Adviser registered under Section 203 of the
                  Investment Advisers Act of 1940.

      (f)   |_|   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                  1974 or Endowment Fund.

      (g)   |_|   Parent Holding Company, in accordance with Rule
                  13d-1(b)(ii)(G).

      (h)   |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

      Not Applicable.

Item 4.  Ownership.
         ---------

      Timothy P. Horne
      ----------------

      (a)   Amount Beneficially Owned:

            Timothy P. Horne (for purposes of this particular Item 4, "Mr. Horne") is deemed the beneficial owner of 8,488,663 shares of Class A Common Stock of the Issuer. As noted below, a substantial portion of Mr. Horne's beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis.

            Includes (i) 2,051,220 shares of Class B Common Stock and 349,406 shares of Class A Common Stock, held by Mr. Horne, (ii) 1,280,840 shares of Class B Common Stock and 54,225 shares of Class A Common Stock held by a revocable trust for the benefit of Daniel W. Horne, Mr. Horne's brother, for which Mr. Horne serves as sole trustee,
            (iii) 1,280,840 shares of Class B Common Stock and 55,875 shares of Class A Common Stock held by a revocable trust for the benefit of Deborah Horne, Mr. Horne's sister, for which Mr. Horne serves as sole trustee, which trust is revocable with the consent of the trustee, (iv) 1,085,840 shares of Class B Common Stock held by a revocable trust for the benefit of Peter W. Horne, Mr. Horne's brother, for which Peter W. Horne serves as sole trustee, (v) 1,974,600 shares of Class B Common Stock and 95,900 shares of Class A Common Stock held for the benefit of George B. Horne, Mr. Horne's father, under a revocable trust for which Mr. Horne and George B. Horne serve as co-trustees, (vi) 22,600 and 30,200 shares of Class B Common Stock held for the benefit of Tiffany Rae Horne (Mr. Horne's daughter) and Tara V. Horne (Mr. Horne's daughter), respectively, under irrevocable trusts for which Mr. Horne serves as trustee, and
            (vii) 207,117 shares of Class A Common Stock issuable upon the exercise of stock options within 60 days of December 31, 2002. 1,701,220 shares of Class B Common Stock noted in clause (i), 1,185,840 of the shares of Class B Common Stock noted in clause
            (ii), 1,185,840 of the shares of Class B Common Stock noted in clause (iii), 1,724,600 of the shares of Class B Common Stock noted in clause (v), and all of the shares of Class B Common Stock noted in clause (vi) (5,850,300 shares of Class B Common Stock in the aggregate) are subject to The Amended and Restated George B. Horne Voting Trust Agreement - 1997 ("1997 Voting Trust") for which Mr. Horne serves as trustee. (See Exhibit 4 for a description of the 1997 Voting Trust). 1,085,840 shares of Class B Common Stock noted in clause (iv) are held in the Horne Family Voting Trust Agreement - 1991 ("1991 Voting Trust") for which Mr. Horne serves as co-trustee. (See Exhibit 5 for a description of the 1991 Voting Trust and Exhibit 6 for amendments to the 1991 Voting Trust.) All shares beneficially owned or which may be deemed to be beneficially owned by Mr. Horne are Class B Common Stock except for the 498,906 shares of Class A Common Stock noted in clause (i) and all of the shares noted in clause (vii).

      (b)   Percent of Class:

            (See Exhibit 1)

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote
                                    7,056,923
                                    ---------

            (ii)  shared power to vote or to direct the vote
                                    1,431,740
                                    ---------

            (iii) sole power to dispose or to direct the disposition of
                                    2,660,543
                                    ---------

            (iv)  shared power to dispose or to direct the disposition of
                                    4,742,280
                                    ---------

Item 4.  Ownership.
         ---------

      Daniel J. Murphy, III
      ---------------------

      (a)   Amount Beneficially Owned:

            Mr. Murphy is deemed the beneficial owner of 1,122,479 shares of Class A Common Stock of the Issuer. As noted below, substantially all of Mr. Murphy's beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis.

            Includes (i) 5,299 shares of Class A Common Stock, held by Mr. Murphy, (ii) 400 shares of Class A Common Stock beneficially owned by Mr. Murphy as trustee of a trust, (iii) 1,085,840 shares of Class B Common Stock held by a revocable trust for the benefit of Peter W. Horne, for which Peter W. Horne serves as sole trustee, and (iv) 30,940 shares of Class A Common Stock issuable upon the exercise of stock options. The 1,085,840 shares of Class B Common Stock noted in clause (iii) are subject to the 1991 Voting Trust for which Mr. Murphy serves as co-trustee (See Exhibit 5 for a description of the 1991 Voting Trust and Exhibit 6 for amendments to the 1991 Voting Trust).

      (b)   Percent of Class.

            (See Exhibit 1)

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote
                                     36,239
                                     ------

            (ii)  shared power to vote or to direct the vote
                                   1,086,240
                                   ---------

            (iii) sole power to dispose or to direct the disposition of
                                     36,239
                                     ------

            (iv)  shared power to dispose or to direct the disposition of
                                    1,086,240
                                    ---------

Item 4.  Ownership.
         ---------

      George B. Horne
      ---------------

      (a)   Amount Beneficially Owned:

            George B. Horne (for purposes of this particular Item 4, "Mr. Horne") is deemed the beneficial owner of 2,070,500 shares of Class A Common Stock of the Issuer. As noted below, substantially all of Mr. Horne's beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis.

            Mr. Horne's beneficial ownership consists of 1,974,600 shares of Class B Common Stock and 95,900 shares of Class A Common Stock held in a revocable trust for which Timothy P. Horne and George B. Horne serve as co-trustees. 1,724,600 of such shares of Class B Common Stock are subject to the 1997 Voting Trust for which Timothy P. Horne serves as sole trustee. (See Exhibit 4 for a description of the 1997 Voting Trust).

      (b)   Percent of Class:

            (See Exhibit 1)

      (c)   Number of shares to which such person has:

            (i)   sole power to vote or to direct the vote
                                      None
                                      ----

            (ii)  shared power to vote or to direct the vote
                                    345,900
                                    -------

            (iii) sole power to dispose or to direct the disposition of
                                      None
                                      ----

            (iv)  shared power to dispose or to direct the disposition of
                                    2,070,500
                                    ---------

Item 4.  Ownership.
         ---------

      Daniel W. Horne
      ---------------

      (a)   Amount Beneficially Owned:

            Daniel W. Horne (for purposes of this particular Item 4, "Mr. Horne") is deemed the beneficial owner of 1,336,715 shares of Class A Common Stock of the Issuer. As noted below, substantially all of Mr. Horne's beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis.

            Mr. Horne's beneficial ownership consists of (i) 1,280,840 shares of Class B Common Stock and 54,225 shares of Class A Common Stock held in a revocable trust for which Timothy P. Horne serves as the sole trustee and (ii) 1,650 shares of Class A Common Stock held by Mr. Horne. 1,185,840 shares of Class B Common Stock described in clause
            (i) above are subject to the 1997 Voting Trust for which Timothy P. Horne serves as sole trustee. (See Exhibit 4 for a description of the 1997 Voting Trust).

      (b)   Percent of Class:

            (See Exhibit 1)

      (c)   Number of shares to which such person has:

            (i)   sole power to vote or to direct the vote
                                     1,650
                                     -----

            (ii)  shared power to vote or to direct the vote
                                      None
                                      ----

            (iii) sole power to dispose or to direct the disposition of
                                     1,650
                                     -----

            (iv)  shared power to dispose or to direct the disposition of
                                    1,335,065
                                    ---------

Item 4.  Ownership.
         ---------

      Deborah Horne
      -------------

      (a)   Amount Beneficially Owned:

            Deborah Horne (for purposes of this particular Item 4, "Ms. Horne") is deemed the beneficial owner of 1,336,715 shares of Class A Common Stock of the Issuer. As noted below, substantially all of Ms. Horne's beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis.

            Ms. Horne's beneficial ownership consists of 1,280,840 shares of Class B Common Stock and 55,875 shares of Class A Common Stock held in a revocable trust for which Timothy P. Horne serves as the sole trustee. 1,185,840 shares of Class B Common Stock described in clause (i) above are subject to the 1997 Voting Trust for which Timothy P. Horne serves as sole trustee. (See Exhibit 4 for a description of the 1997 Voting Trust).

      (b)   Percent of Class:

            (See Exhibit 1)

      (c)   Number of shares to which such person has:

            (i)   sole power to vote or to direct the vote
                                      None
                                      ----

            (ii)  shared power to vote or to direct the vote
                                      None
                                      ----

            (iii) sole power to dispose or to direct the disposition of
                                      None
                                      ----

            (iv)  shared power to dispose or to direct the disposition of
                                    1,336,715
                                    ---------

Item 4.  Ownership.
         ---------

      Peter W. Horne
      --------------

      (a)   Amount Beneficially Owned:

            Peter W. Horne (for purposes of this particular Item 4, "Mr. Horne") is deemed the beneficial owner of 1,256,315 shares of Class A Common Stock of the Issuer. As noted below, substantially all of Mr. Horne's beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis

            Mr. Horne's beneficial ownership consists of (i) 1,205,840 shares of Class B Common Stock held in a revocable trust for which Mr. Horne serves as the sole trustee and (ii) 50,475 shares of Class A Common Stock held by Mr. Horne. 1,085,840 of the shares of Class B Common Stock described in clause (i) above are subject to the 1991 Voting Trust for which Timothy P. Horne and Daniel J. Murphy, III serve as co-trustees. (See Exhibit 5 for a description of the 1991 Voting Trust and Exhibit 6 for amendments to the 1991 Voting Trust).

      (b)   Percent of Class:

            (See Exhibit 1)

      (c)   Number of shares to which such person has:

            (i)   sole power to vote or to direct the vote
                                    170,475
                                    -------

            (ii)  shared power to vote or to direct the vote
                                      None
                                      ----

            (iii) sole power to dispose or to direct the disposition of
                                    170,475
                                    -------

            (iv)  shared power to dispose or to direct the disposition of
                                    1,085,840
                                    ---------

Item 5.  Ownership of Five Percent or Less of a Class.
         --------------------------------------------

      Not Applicable


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         ---------------------------------------------------------------

      Timothy P. Horne
      ----------------

            George B. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,974,600 shares of Class B Common Stock and 95,900 shares of Class A Common Stock held for the benefit of George B. Horne under a revocable trust for which Timothy P. Horne and George B. Horne serve as co-trustees.

            Daniel W. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,280,840 shares of Class B Common Stock and 54,225 shares of Class A Common Stock held for the benefit of Daniel W. Horne under a revocable trust for which Timothy P. Horne serves as sole trustee.

            Deborah Horne has (subject to obtaining the consent of the trustee as described below) the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,280,840 shares of Class B Common Stock and 55,875 shares of Class A Common Stock held for the benefit of Deborah Horne under a trust for which Timothy P. Horne serves as sole trustee, which trust is revocable with the consent of the trustee.

            Peter W. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,085,840 shares of Class B Common Stock held for the benefit of Peter W. Horne under a revocable trust for which Peter W. Horne serves as sole trustee.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         ----------------------------------------------------------------

      Daniel J. Murphy, III
      ---------------------

            Peter W. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,085,840 shares of Class B Common Stock held for the benefit of Peter W. Horne under a revocable trust for which Peter W. Horne serves as sole trustee.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         ----------------------------------------------------------------

      George B. Horne
      ---------------

            Timothy P. Horne shares the power, as co-trustee with George B. Horne of a revocable trust for the benefit of George B. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 1,974,600 shares of Class B Common Stock and 95,900 shares of Class A Common Stock held in such trust.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         ----------------------------------------------------------------

      Daniel W. Horne
      ---------------

            Timothy P. Horne has the power, as sole trustee of a revocable trust for the benefit of Daniel W. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 1,280,840 shares of Class B Common Stock and 54,225 shares of Class A Common Stock held in such trust.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         ----------------------------------------------------------------

      Deborah Horne
      -------------

            Timothy P. Horne has the power, as sole trustee of a revocable trust for the benefit of Deborah Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 1,280,840 shares of Class B Common Stock and 55,875 shares of Class A Common Stock held in such trust. The trustee's consent is required to revoke such trust.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         ----------------------------------------------------------------

      Peter W. Horne
      --------------

            Not Applicable

Item 7.  Identification and Classification of the Subsidiary which Acquired the
         ----------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company.
         ---------------------------------------------------------

            Not Applicable

Item 8.  Identification and Classification of members of the Group.
         ----------------------------------------------------------

            A group has filed this Schedule 13G pursuant to Rule 13d-1(c). See
            Exhibit 3 for the identity of each member of the group.

Item 9.  Notice of Dissolution of Group.
         ------------------------------

            Not Applicable

Item 10.  Certification.
          -------------

            Not Applicable

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2003


      ----------------------------
      /s/ TIMOTHY P. HORNE

      ----------------------------
      /s/ DANIEL J. MURPHY, III

      ----------------------------
      */s/ GEORGE B. HORNE

      ----------------------------
      */s/ DANIEL W. HORNE

      ----------------------------
      */s/ DEBORAH HORNE

      ----------------------------
      */s/ PETER W. HORNE


* By Kenneth J. McAvoy, Attorney in Fact pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 12, 1992, which Powers of Attorney are hereby incorporated herein by reference.

                                INDEX OF EXHIBITS

1.    Voting Percentages

2.    Amended and Restated Stock Restriction Agreement

3.    Identity of Group Members

4.    The Amended and Restated George B. Horne Voting Trust Agreement - 1997

5.    Horne Family Voting Trust Agreement - 1991

6.    Amendment to Horne Family Voting Trust Agreement - 1991

                                    EXHIBIT 1

      The following table indicates total percentage of voting power of outstanding shares of the Issuer possessed by any group member who has sole or shared voting power of any shares and by the group as a whole. Due to the fact that each share of Class A Common Stock is entitled to one vote on all matters submitted to stockholders and each share of Class B Common Stock is entitled to ten votes on all such matters, equity percentage is not equivalent to voting percentage.

                  Stockholder Voting              Percentage
                  ------------------              ----------

                  Timothy P. Horne                   77.5%
                  Daniel J. Murphy, III              10.8%
                  Peter W. Horne                      1.2%
                  ----------------------------------------

                  Group                              78.6%

      Because Timothy P. Horne and Daniel J. Murphy III are each trustees of the 1991 Voting Trust, each beneficially owns the shares held by that trust. As a result, the group's total voting power percentage is less than the sum of that possessed by the individual group members.

      The following table indicates the percentage of the outstanding shares of Class A Common Stock beneficially owned by each group member and by the entire group as a whole. The percentages were determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

                  Stockholder                   Equity Percentage
                  -----------                   -----------------

                  Timothy P. Horne                   31.9%
                  Daniel J. Murphy                    5.6%
                  George B. Horne                     9.9%
                  Daniel W. Horne                     6.6%
                  Deborah Horne                       6.6%
                  Peter W. Horne                      6.3%
                  ----------------------------------------

                  Group                              36.0%

                                    EXHIBIT 2

      All Class B Common Stock shares beneficially owned by members of the group are held individually by or in trust for the benefit of Timothy P. Horne, George
B. Horne, Daniel W. Horne, Deborah Horne and Peter W. Horne, and any voting trust certificates representing such shares, are subject to an Amended and Restated Stock Restriction Agreement (the "Agreement"). Upon any proposed voluntary transfer or transfer by operation of law of Class B Common Stock or voting trust certificates representing such shares by any of the above stockholders, or upon the death of such a stockholder holding such shares or voting trust certificates, the other parties to the Agreement (other than George
B. Horne) have a pro rata right of first refusal to purchase such shares (including a second opportunity to elect to purchase any shares not purchased under the first right of refusal).

      The purchase price per share is the 15-day average trading price of the Issuer's Class A Common Stock while publicly traded, except in the case of certain involuntary transfers, in which case the purchase price is book value.

      This summary is qualified in its entirety by reference to the text of the Agreement which is incorporated herein by reference to Exhibit 2 to the Issuer's Current Report on Form 8-K dated October 31, 1991, and to the text of Amendment No. 1 to the Agreement which is incorporated herein by reference to Exhibit
10.21 to the Issuer's Annual Report on Form 10-K dated September 16, 1997.

                                    EXHIBIT 3

Item 8 Continued.

      The members of the group are:

      Timothy P. Horne
      Daniel J. Murphy, III
      George B. Horne
      Daniel W. Horne
      Deborah Horne
      Peter W. Horne

                                    EXHIBIT 4

      The 1,701,220 shares of Class B Common Stock held by Timothy P. Horne, individually, 1,185,840 shares of Class B Common Stock held by trusts for the benefit of Daniel W. Horne, 1,185,840 shares of Class B Common Stock held by a trust for the benefit of Deborah Horne, 1,724,600 shares of Class B Common Stock held by a trust for the benefit of George B. Horne, and 22,600 and 30,200 shares of Class B Common Stock held for the benefit of Tiffany Rae Horne (Mr. Horne's daughter) and Tara V. Horne (Mr. Horne's daughter), respectively, under irrevocable trusts for which Mr. Horne serves as trustee, (5,850,300 shares of Class B Common Stock in the aggregate) are subject to the terms of The George B. Horne Voting Trust Agreement-1997 (the "1997 Voting Trust"). Under the terms of the 1997 Voting Trust, the trustee (currently Timothy P. Horne) has sole power to vote all shares subject to the 1997 Voting Trust.

      Under the terms of the 1997 Voting Trust, in the event Timothy P. Horne ceases to serve as trustee of the 1997 Voting Trust, then David Dietz, whose professional corporation is a partner in the law firm of Goodwin Procter LLP, and Walter J. Flowers, a partner in the law firm of Flowers and Manning, LLP (each, a "Successor Trustee" and collectively, the "Successor Trustees"), shall thereupon become co-trustees of the 1997 Voting Trust if such individuals are willing and able to succeed. At any time, Timothy P. Horne, if then living and not subject to incapacity, may designate up to two additional persons, one to be designated as the primary designee (the "Primary Designee") and the other as the secondary designee ("Secondary Designee"), to serve in the stead of any Successor Trustee who shall be unable or unwilling to serve as a trustee of the 1997 Voting Trust. Such designations are revocable by Timothy P. Horne at any time prior to the time at which such designees become a trustee. If any of the Successor Trustees is unable or unwilling or shall otherwise fail to serve as a trustee of the 1997 Voting Trust, or after becoming a co-trustee shall cease to serve as such for any reason, then a third person shall become a co-trustee with the remaining two trustees, in accordance with the following line of succession: first, any individual designated as the Primary Designee, next, any individual designated as the Secondary Designee, and then, an individual appointed by the holders of a majority in interest of the voting trust certificates then outstanding. In the event that the Successor Trustees shall not concur on matters not specifically contemplated by the terms of the 1997 Voting Trust, the vote of a majority of the Successor Trustees shall be determinative. No trustee or Successor Trustee shall possess the Determination Power unless it is specifically conferred upon such trustee pursuant to the provisions of the 1997 Voting Trust.

      The 1997 Voting Trust expires on August 26, 2021, subject to extension on or after August 26, 2019 by stockholders (including the trustee of any trust stockholder, whether or not such trust is then in existence) who deposited shares of Class B Common Stock in the 1997 Voting Trust and are then living or, in the case of shares in the 1997 Voting Trust the original depositor of which (or the trustee of the original depositor of which) is not then living, the holders of voting trust certificates representing such shares. The 1997 Voting Trust may be amended by vote of the holders of a majority of the voting trust certificates then outstanding and by the number of trustees authorized to take action at the relevant time. Shares may not be removed from the 1997 Voting Trust during its term without the consent of the trustees.

The 1997 Voting Trust expires on August 26, 2021, subject to extension on or after August 26, 2019 by stockholders (including the trustee of any trust stockholder, whether or nor such trust is then in existence) who deposited shares of Class B Common Stock in the 1997 Voting Trust and are then living or, in the case of shares in the 1997 Voting Trust the original depositor of which (or the trustee of the original depositor of which) is not then living, the holders of voting trust certificates representing such shares. The 1997 Voting Trust may be amended by vote of the holders of a majority of the voting trust certificates then outstanding and by the number of trustees authorized to take action at the relevant time. Shares may not be removed from the 1997 Voting Trust during its term without the consent of the trustees.

      This summary is qualified in its entirety by reference to the 1997 Voting Trust which is incorporated herein by reference to Exhibit 9.2 of the Issuer's Annual Report on Form 10-K dated September 28, 1999 filed with the Securities and Exchange Commission.

                                    EXHIBIT 5

                        HORNE FAMILY VOTING TRUST - 1991

      1,085,840 shares of Class B Common Stock beneficially owned by the trust for the benefit of Peter W. Horne are subject to the terms of the Horne Family Voting Trust Agreement - 1991 (the "1991 Voting Trust"). Under the terms of the Voting Trust, the two trustees (currently Timothy P. Horne and Daniel J. Murphy
III) vote all shares subject to the voting trust except that Timothy P. Horne generally has the right to vote such shares in the event that the trustees do not concur with respect to any proposed action other than the election or removal of directors.

      Under the terms of the 1991 Voting Trust, Timothy P. Horne and George B. Horne may designate an individual to serve as co-trustee with Timothy P. Horne and/or to succeed Timothy P. Horne as trustee if Timothy P. Horne ceases to serve as a trustee, and may revoke such designations. If such designee or designees shall become a trustee and shall cease for any reason to serve as such during the term of the 1991 Voting Trust, the holders of a majority of the outstanding voting trust certificates shall designate successor trustees.

      The 1991 Voting Trust expires on October 31, 2003, subject to extensions agreed to by stockholders depositing shares of Class B Common Stock in the 1991 Voting Trust or, in certain cases, the holders of voting trust certificates representing such shares. The 1991 Voting Trust may be amended or terminated by vote of the holders of a majority of the outstanding voting trust certificates and, while one or more of Timothy P. Horne, any co-trustee and their successors designated as described in the preceding paragraph is serving as trustee, the trustees. Shares may not be removed from the 1991 Voting Trust during its term without the consent of the trustees.

      This summary is qualified in its entirety by reference to the 1991 Voting Trust which is incorporated herein by reference to Exhibit 1 to the Issuer's Current Report on Form 8-K dated October 31, 1991, to the amendments to the 1991 Voting Trust which are incorporated herein by reference to Exhibit 9.1 to the Issuer's Annual Report on Form 10-K dated September 16, 1997, to the amendment dated October 17, 1997 to the 1991 Voting Trust which is incorporated by reference to Exhibit 7 to Amendment No. 11 to this Schedule 13G, the Designation of Successor Trustee which is incorporated by reference to Exhibit 5 to Amendment No. 12 to this Schedule 13G, to the signature counterpart to the 1991 Voting Trust which is incorporated by reference to Exhibit 7 to Amendment No. 12 to this Schedule 13G, to the amendments to the 1991 Voting Trust which are incorporated herein by reference, to Exhibit 9.1 to the Issuer's Annual Report on Form 10-K dated March 14, 2002 and to the amendments to the 1991 Voting Trust filed herewith as Exhibit 6.

                                    EXHIBIT 6

                                    AMENDMENT

                                     to the

                    HORNE FAMILY VOTING TRUST AGREEMENT 1991

      This Amendment to the HORNE FAMILY VOTING TRUST AGREEMENT - 1991 is made as of the 3rd day of September, 2002, by and among TIMOTHY P. HORNE, as Trustee hereunder, WATTS INDUSTRIES, INC., a Delaware Corporation, and PETER W. HORNE, Individually and as Trustee of the PETER W. HORNE TRUST - 1976.

                                    RECITALS

1. Timothy P. Horne currently serves as the sole Trustee of the Horne Family Voting Trust Agreement - 1991, hereinafter referred to as the "Voting Trust".

2. Peter W. Horne is currently the sole Beneficiary, and the Peter W. Horne Trust - 1976 the sole Depositor/Stockholder of the Voting Trust.

3. The Peter W. Horne Trust - 1976 is the registered owner of 1,085,840 Voting Trust Certificates issued by the Voting Trust, representing an equal number of shares of the Class B common stock of Watts Industries, Inc.

4. The subject Voting Trust will end on October 31, 2002 in accordance with the terms of the Trust Agreement as previously amended as of October 25, 2001.

5. In accordance with Section 13 of the subject Trust Agreement, the term of the Voting Trust may be extended for an additional term not exceeding ten years from the scheduled expiration date of the Voting Trust.

6. Peter W. Horne, individually and as the sole Trustee of the Peter W. Horne Trust - 1976, desires to extend the term of the Voting Trust for a period of one year from the Voting Trust's scheduled expiration date.

7. Timothy P. Horne as Trustee hereunder has accepted the directive to extend the term of the Voting Trust for a period of one year.

8. Watts Industries, Inc. has acknowledged the directive and the Trustee's consent and the said Corporation hereby assents to the subject extension of the term of the Voting Trust.

                                    AMENDMENT

      In accordance with the provisions of Section 13 of the Voting Trust and
Section 218 of Delaware General Corporation Law, the term of the Voting Trust is hereby extended for a one year period, and the Voting Trust shall continue in accordance with the terms of the Agreement, until October 31, 2003.

      In all other respects, the terms of the subject Agreement are hereby ratified and republished in their entirety as of the date first entered above.

      This Agreement may be executed in any number of counterparts with same effect as if all parties had signed the same document, and all counterparts shall be construed together and shall constitute the same instrument.


/s/ Timothy P. Horne                  /s/ Peter W. Horne
--------------------                      ------------------
Timothy P. Horne, Trustee                 Peter W. Horne,
as Aforesaid                              Individually


Watts Industries, Inc.
by: /s/ William C. McCartney          /s/ Peter W. Horne
    ------------------------          ------------------
Title:  Chief Financial Officer       Peter W. Horne
                                      Trustee of the Peter W. Horne Trust - 1976